UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2008

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on November 11, 2008 that reports third quarter 2008 financial results.

OceanFreight Inc. Reports Third Quarter 2008 Financial Results

November 11, 2008, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the quarter ended September 30, 2008.

Financial Highlights for Third Quarter 2008

•

For the third quarter of 2008 the Company reported Net Income of $9.0 million or $0.61 per common share.  Excluding a non-cash loss of $3.6 million associated with the valuation of the Company’s interest rate swaps and $1.3 million non-cash compensation cost associated with the vesting of executives shares, Net Income for the third quarter of 2008 amounted to $13.9 million or $0.95 per common share.

•

OceanFreight’s Board of Directors declared a dividend of $0.77 per share in respect of the third quarter of 2008.  The dividend was paid on November 6, 2008, to common shareholders of record as of October 31, 2008.  This was the sixth consecutive quarterly dividend since the Company’s IPO in April 2007.

Other Developments

•

The Company has received a commitment from a first class bank for a $30.5 million term loan facility, the proceeds of which will be used in order to partly finance the acquisition of the M/T Tamara and M/T Tigani.  The facility is expected to be drawn down in the fourth quarter of 2008.

Anthony Kandylidis, the Company’s President and Chief Executive Officer, commented:

“I am pleased with yet another quarter of solid operational and financial performance.  Our ability to obtain bank financing in this difficult credit environment is a testament to the strong reputation and confidence we have built within the banking community. Despite the current volatile market we have also managed to increase the size of our fleet to thirteen vessels and with the recent acquisition of the M/T Tamara and the M/T Tigani, we have enhanced our presence in the tanker sector, in line with our strategy of diversifying our fleet among multiple shipping sectors.  Including our dividend for the third quarter of 2008, since our IPO in April of 2007, we have paid six quarterly dividends totaling $3.98 per share. We expect that with the employment of the M/T Olinda in the Blue Fin Tankers pool we can capture some of the strength that currently exists in the spot tanker market, which will complement the cash flow generated from our remaining twelve vessels which are all on fixed rate charters with an average remaining duration of approximately two years.”

Third Quarter 2008 Results

For the quarter ended September 30, 2008, Gross Revenue amounted to $40.3 million and Operating Income amounted to $16.3 million.

Net Income for the third quarter of 2008 was $9.0 million or $0.61 per common share calculated on 14,659,201 weighted average common shares outstanding.  This Net Income figure includes a non-cash loss of $3.6 million associated with the valuation of the Company’s interest rate swaps and $1.3 million non-cash compensation cost associated with the vesting of executives shares. Excluding the above non-cash items Net Income for the third quarter of 2008 amounted to $13.9 million or $0.95 per common share.

Net cash provided by operating activities and EBITDA for the third quarter of 2008 was $24.9 million and $23.1 million, respectively.  Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.

An average of 11 vessels were owned and operated during the third quarter of 2008, earning an average Time Charter Equivalent, or TCE, rate of $35,649 per day.

Capitalization

On September 30, 2008, debt (debt, net of deferred financing fees) to total capitalization (debt, net of deferred financing fees, and stockholders' equity) was 55.0% and net debt (debt less cash and cash equivalents) to total capitalization was 41.8%.  This does not include the $ 30.5 million term loan facility announced above.

As of September 30, 2008, the Company had a total liquidity of approximately $75.2 million.

Capital expenditures

During October 2008, one of our Panamax drybulk carriers underwent its scheduled special survey for a period of approximately 22 days with a total cost of approximately $1.4 million.  It is the policy of the Company to expense special survey costs as incurred.

Dividend Payment

OceanFreight’s Board of Directors declared a dividend of $0.77 per share in respect of the third quarter of 2008. The dividend was paid on November 6, 2008, to shareholders of record as of October 31, 2008.

On August 14, 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008.  This dividend payment satisfied the test under our Amended and Restated Articles of Incorporation for early conversion of all of our subordinated shares into common shares on a one-for-one basis.  As a result, all 2,085,150 subordinated shares were converted into 2,085,150 common shares on August 15, 2008.

Since the Company’s listing on the NASDAQ Global Market in April 2007, OceanFreight has declared six consecutive quarterly dividends totaling $3.98 per share.

Fleet Data

Three months ended September 30, 2008
Average number of vessels (1)	11.00
Total voyage days for fleet (2)	1,005
Total calendar days for fleet (3)	1,012
Fleet Utilization (4)	99.31%
Time charter equivalent (5)	35,649
Vessel operating expenses (daily) (6)	6,210
Management fees (daily)	712
General and administrative expenses (daily)(7)	739 *
Total vessel operating expenses (daily) (8)	8,961

*Excluding $1.3 million non-cash compensation cost associated with the vesting of the shares of Company executives

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

The following table reflects the calculation of our TCE rates for the three months ended September 30, 2008:

(Dollars in thousands except for voyage days and TCE rate)

Gross revenues	40,297
Voyage expenses	(4,470)

Time Charter Equivalent revenues	35,827
Total voyage days for fleet	1,005
Time charter equivalent (TCE) daily rate	35,649

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Income for the three month periods ended September 30, 2008 and 2007:

3 Months Ended		3 Months Ended
(Dollars in thousands, except for share and per
share data)	September 30, 2008	September 30, 2007
	Unaudited	Unaudited
INCOME STATEMENT DATA
Voyage revenues	$ 37,704	$ 13,742
Imputed revenue	2,593	2.088
Gross Revenue	40,297	15,830
Voyage expenses	(4,470)	(763)
Vessels operating expenses	(6,286)	(4,007)
Depreciation	(10,485)	(5,647)
Management fees	(721)	(295)
General and administrative expenses	(2,063)	(1,125)
Survey and dry docking cost		(1,685)
Operating Income	16,272	2,308
Interest and finance costs	(4,084)	(1907)
Interest income	370	573
Gain on derivative instruments	(3,628)	-
Net Income	$ 8,930	$ 974
Basic and fully diluted earnings per common share	$ 0.61	$ 0.07
Weighted average number of shares outstanding	14,659,201	14,457,237

The following are OceanFreight Inc.’s Consolidated Balance Sheets as at September 30, 2008 and December 31, 2007:
OCEANFREIGHT INC.
Consolidated Balance Sheets
September 30, 2008 and December 31, 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)
2008		2007
(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 75,248	$ 19,044
Accounts receivable	343	226
Inventories	887	678
Prepayments and other	2,085	763
Total current assets		20,711
FIXED ASSETS, NET:
Vessels, net	520,011	485,280
Other, net	132	61
Total fixed assets, net	520,143	485,341
OTHER NON CURRENT ASSETS:
Deferred financing fees, net	1,642	1,860
Derivative asset	2,253	-
Restricted cash	5,500	-
Other, net	13	13
Total other non current assets, net	9,408	1,873
Total assets	$ 608,114	$ 507,925
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current Portion of Long-term debt	$ 33,389	$ 16,000
Accounts payable	1,312	2,427
Due to related parties	781	742
Accrued liabilities	8,137	2,909
Unearned revenue	3,873	1,488
Derivative liability	1,067	-
Imputed deferred revenue , current portion	10,290	10,318
Total current liabilities	58,849	33,884
NON CURRENT LIABILITIES
Imputed deferred revenue, net of current portion	8,335	16,031
Long term debt, net of current portion	283,111	244,600
Total non current liabilities	291,446	260,631
COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $ 0.01 par value; 5,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 95,000,000 shares authorized; 16,422,493 and 12,394,079 shares issued and outstanding at September 30, 2008 and December 31, 2007, respectively	164	124
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 0 and 2,063,158 shares issued and outstanding at September 30, 2008 and December 31, 2007 respectively.	-	21
Additional paid-in capital	257,863	218,263
Accumulated earnings/(deficit	(208)	(4,998)
Total stockholders' equity	257,819	213,410
Total liabilities and stockholders' equity	$ 608,114	$ 507,925

EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA for the three months ended September 30, 2008

(Dollars in thousands)
30-Sep-08

Net cash provided by operating activities	24,866
Net (decrease) in current assets, excluding cash and cash equivalents	(3,223)
Net decrease in current liabilities, excluding derivative liability, current portion of long term debt and imputed current portion of imputed deferred revenue	260
Net Interest expense	3,714
Loss on derivative instruments	(3,628)
Amortization of stock based compensation	(1,330)
Amortization of imputed deferred revenue	2,593
Amortization of deferred financing costs included in interest expense	(123)
EBITDA	23,129

Fleet List

The table below provides summary information concerning our fleet and its current employment profile as of November 11, 2008:

	Year Built	DWT	Type	Current Employment	Gross Rate Per Day	Earliest Redelivery	Latest Redelivery
DRYBULK
Trenton	1995	75,229	Panamax	TC	$26,000	Apr-10	Jun-10
Pierre	1996	70,316	Panamax	TC	$23,000	Jun-10	Oct-10
Austin	1995	75,229	Panamax	TC	$26,000	Apr-10	Jun-10
Juneau	1990	149,495	Capesize	TC	$48,700	Sep-09	Oct-09
Lansing	1996	73,040	Panamax	TC	$24,000	May-09	Sep-09
Helena	1999	73,744	Panamax	TC	$32,000	Apr-12	Dec-12
Topeka	2000	74,710	Panamax	TC	$23,100	Oct-10	May-11
Richmond	1995	75,265	Panamax	TC	$29,100	Dec-09	Apr-10
Augusta	1996	69,053	Panamax	TC	$42,100	Nov-11	Feb-12
TANKERS
Pink Sands	1993	93,723	Aframax	TC	$27,450	Dec-10	Jan-11
Olinda	1996	149,085	Suezmax	Pool
Tigani	1991	95,951	Aframax	TC	$29,800	Sept -09	Nov-09
Tamara	1990	95,793	Aframax	TC	$27,000	Nov 10	March 11

Conference Call and Webcast: November 12, 2008, at 10:00 A.M. EST

OceanFreight management team will host a conference call on November 12, 2008, at

10:00 a.m. EST to discuss the Company’s financial results for the Third Quarter 2008.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "OceanFreight".

A telephonic replay of the conference call will be available until Wednesday , November  19, 2008 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0) 1452 500 000 (Standard International Dial In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc. was incorporated in 2006 to acquire high quality secondhand vessels and deploy them on medium and long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of thirteen vessels, consisting of one Capesize drybulk carrier, eight Panamax drybulk carriers, one Suezmax tanker and three Aframax tankers with a total carrying capacity of 1,170,633 dwt.

OceanFreight’s Inc. common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Visit our website at www.oceanfreightinc.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the US Securities and Exchange Commission.

Company Contact:

Michael Gregos Chief Operating Officer Tel: +30-210-809-0514 E-mail: management@oceanfreightinc.com

Investor Relations/Media:

Nicolas Bornozis  Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: oceanfreight@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  November 11, 2008

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer